UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

HICKOK INCORPORATED

(Name of Issuer)

Class A Common Shares, $1.00 par value

(Title of Class of Securities)

428830103

(CUSIP Number)

Ulmer & Berne LLP

1660 West 2nd Street

Suite 1100

Cleveland, Ohio 44113

Attn: Sean T. Peppard, Esq.

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 30, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746(3-06)

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1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Roundball LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Ohio
Number of shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 573,285
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 573,285
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 573,285
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 40.64%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 428830103	Schedule 13D	Page 3 of 6

Item 1. Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”), relates to the Class A Common Shares, $1.00 par value per share (the “Common Stock”), of Hickok, Inc. (the “Issuer”). The address of the Issuer’s principal executive offices is 10514 Dupont Avenue, Cleveland, Ohio 44108.

Item 2. Identity and Background.

This Statement is filed on behalf of Roundball LLC, an Ohio limited liability company (“Roundball”). Roundball’s business address is 1660 West 2nd Street, Suite 1100, Cleveland, Ohio 44113 and its principal business is making investments in private and public companies. Mr. Frederick Widen is the sole manager of Roundball (“Mr. Widen”). Mr. Widen’s business address is 1660 West 2nd Street, Suite 1100, Cleveland, Ohio 44113. Mr. Widen is a partner with the law firm of Ulmer & Berne LLP, whose business address is 1660 West 2nd Street, Suite 1100, Cleveland, Ohio 44113.

During the past five years, neither Roundball nor, to the knowledge of Roundball, Mr. Widen, has either: (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Roundball is organized under the laws of the State of Ohio. Mr. Widen is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The members of Roundball contributed funds to Roundball for the purpose of engaging in the transactions disclosed in this Statement.

Item 4. Purpose of Transaction.

Roundball acquired the Common Stock for investment purposes. Roundball reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate purposes, plans or proposals regarding the Issuer or any of its securities, including examining strategic alternatives and recommending changes to the Issuer’s capital structure, to the extent deemed advisable in light of general investment considerations of Roundball, market conditions or other factors. Roundball may in the future meet with and/or send correspondence to the Issuer’s management and/or Board of Directors to discuss any such purposes, plans or proposals. Except as disclosed in this Statement, including with respect to subparagraph (d) of Item 4 of Schedule 13D, Roundball has no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) Roundball beneficially owns (i) 573,285 Class A Common Shares, or approximately 40.64% of the total number of Class A Common Shares based on the number of Class A Common Shares reported as outstanding in the Company’s Quarterly Report on Form 10-Q for the period ending June 30, 2011, and (ii) 20,000 Class B Common Shares, or approximately 4.21% of the total number of Class B

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Common Shares based on the number of Class B Common Shares reported as outstanding in the Company’s Quarterly Report on Form 10-Q for the period ending June 30, 2011.

(b) Roundball has the sole power to vote, to direct the vote, to dispose and to direct the disposition of 572,735 Class A Common Shares and (ii) 20,000 Class B Common Shares.

(c) Roundball entered into a Convertible Loan Agreement by and between Roundball, the Issuer, the Aplin Family Trust and, solely with respect to Section 3 thereof, Robert L. Bauman (the “Convertible Loan Agreement”), on December 30, 2011, pursuant to which the issuer issued a convertible note to Roundball in the principal amount of $466,879.87 (the “Roundball Note”). Pursuant to the Convertible Loan Agreement, Roundball has the right to (i) convert the principal amount of any notes issued pursuant to the Convertible Loan Agreement (including the Roundball Note) into Class A Common Shares at a conversion price of $1.85 per share and (ii) to cause the Issuer to borrow (and issue notes in the amount of such borrowing) up to an additional $466,879.88 (the “Roundball Option”). On December 30, 2011, Roundball converted $233,438.55 of the principal balance of the Roundball Note into 126,183 Class A Common Shares (the “Conversion”). Additionally, on December 30, 2011, Roundball purchased 68,550 Class A Common Shares in a privately negotiated transaction.

(d) No other person is known by Roundball to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by Roundball.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Convertible Loan Agreement, Roundball has certain rights to nominate individuals for election to the Issuer’s Board of Directors (the “Board”). As a result of the Conversion discussed in Item 5(c) of this Statement, Roundball has the right from and after the date of the Conversion, in its sole discretion, to cause the Issuer to include an individual designated by Roundball as a nominee for election to the Board at all subsequent annual meetings of the Issuer’s shareholders that occur prior to the maturity of the Roundball Note (the “Roundball Nominee Power”). Upon conversion of all of the Roundball Note, Roundball will have the right to, in its sole discretion, cause the Issuer to include two individuals selected by Roundball as nominees for election to the Board at all subsequent annual meetings of the Issuer’s shareholders that occur prior to the maturity of the Roundball Note (the “Dual Roundball Nominee Power”). If Roundball has exercised the Roundball Option in full and subsequently converted the Roundball Note in full into Class A Common Shares prior to its maturity date, the Roundball Nominee Power and the Dual Roundball Nominee Power shall remain in effect as follows: (i) the Dual Roundball Nominee Power will continue until the earlier to occur of Roundball owning shares representing less than fifteen percent (15%) of the total voting power of the Issuer, or five (5) years from the closing date of the Convertible Loan Agreement; and (ii) the Roundball Nominee Power will continue until the earlier to occur of Roundball owning shares representing less than ten percent (10%) of the total voting power of the Issuer, or five (5) years from the closing date of the Convertible Loan Agreement.

Roundball and the Issuer entered into certain other ancillary agreements in connection with the Convertible Loan Agreement. Pursuant to a Subscription Agreement dated December 30, 2011, the Issuer sold 20,000 Class B Common Shares to Roundball at a price of $1.85 per share. Roundball and the Issuer also entered into a Registration Rights Agreement dated December 30, 2011 under which Roundball was provided with certain demand and piggyback registration rights. Finally, Roundball and the Issuer also entered into a Voting Agreement with the Class B Shareholders of the Issuer dated

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December 30, 2011, under which the Class B Shareholders of the Issuer have agreed, for a period of three years following the date of the Agreement, to vote in favor of any individuals nominated for election to the Board by Roundball in accordance with the Convertible Loan Agreement. Roundball also agreed under the Voting Agreement to vote in favor of all individuals nominated for election to the Board by the Issuer during that same three-year period.

Item 7. Material to be Filed as Exhibits.

(a) Convertible Loan Agreement

(b) Voting Agreement

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2011

/s/ Frederick Widen

Frederick Widen